January 14, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (617) 664-8209
Ronald E. Logue
Chief Executive Officer
State Street Corp.
One Lincoln Street
Boston, MA 02111

> **Re: State Street Corp.**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 01-7511**

Dear Mr. Logue:

        We have reviewed your response letter dated October 19, 2007 and have the
following comment. Please respond to our comment by January 228, 2008 or tell us by
that time when you will provide us with a response. If the comments requests revised
disclosure in future filings, please confirm in writing that you will comply with the
comments in your future filings and also explain to us how you intend to comply. We
welcome any questions you may have about our comments or any other aspect of our
review.

Compensation Discussion and Analysis, page 21

1. In your response to prior comment 4, you indicate that the individual performance
    requirements for the CEO are determined by the Committee, in consultation with
    the CEO, and that the CEO and the other named executives determine those
    executive's performance requirements as an outgrowth of the CEO's
    requirements. Please confirm you will disclose in future filings the individual
    performance measurements for each named executive officer, how each named
    executive officer performed as compared to such measurements and how such
    performance affected each named executive officer's actual compensation.

2. In your response to prior comment 5, you point to your disclosure of the threshold
    and budgeted NIBTIC targets on page 23, and the operating basis earnings per
    share and ROE target performance on page 24. Although your disclosure
    indicates that these targets are important in understanding your incentive program,
    other disclosure indicates that the Committee and the incentive programs consider
    other targets. For example, you indicate that in addition to the threshold and
    budgeted NIBTIC targets, you also have "stretch" and maximum targets. Also, in
    your discussion of Mr. Logue's compensation, you make numerous references to

Ronald Logue, CEO
State Street Corp.
January 14, 2008

budgeted "ranges" for other corporate performance metrics. Please confirm you will disclose in future filings all targeted amounts used to determine compensation under the plans, including ROE, NIBTIC targets and any other material performance targets. Also, to the extent that the budgeted amounts discussed in your discussion of the determination of Mr. Logue's compensation were material to the Committee's determination of the award amounts, please discuss how the Committee uses these budgeted numbers.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel